UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 09, 2017
Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F x Form 40-F o
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): o
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Amec Foster Wheeler plc (the 'Company')
09 January 2017
Notification of transactions by persons discharging managerial responsibility ('PDMRs')
This announcement is made pursuant to Article 19.3 of the Market Abuse Regulation to report dealings by the following PDMRs.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Connolly
2	Reason for the notification
a)	Position/status	Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2016 interim dividend paid to shareholders on 4 January 2017
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.69241	1442	GBP 6766.46
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-01-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ian McHoul
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2016 interim dividend paid to shareholders on 4 January 2017
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.693820	28	GBP 131.43
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-01-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pearson
2	Reason for the notification
a)	Position/status	Division President Oil, Gas and Chemicals
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2016 interim dividend paid to shareholders on 4 January 2017
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.693820	743	GBP 3487.51
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-01-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dave Lawson
2	Reason for the notification
a)	Position/status	President Mining
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2016 interim dividend paid to shareholders on 4 January 2017
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.693820	1235	GBP 5796.87
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-01-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Gary Nedelka
2	Reason for the notification
a)	Position/status	President Global Power Group
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2016 interim dividend paid to shareholders on 4 January 2017
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.693820	791	3712.81
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-01-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eddie Aaron
2	Reason for the notification
a)	Position/status	President Power
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2016 interim dividend paid to shareholders on 4 January 2017
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.693820	96	GBP 450.61
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-01-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ann Massey
2	Reason for the notification
a)	Position/status	President Environment & Infrastructure
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2016 interim dividend paid to shareholders on 4 January 2017
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.693820	255	GBP 1196.92
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-01-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Colin Day
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2016 interim dividend paid to shareholders on 4 January 2017
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.69241	372	GBP 1747.29
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-01-04
f)	Place of the transaction	XLON

Jenny Warburton
Deputy Company Secretary
+44 (0)1565 683359

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 January 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary